UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.           )*
VMware, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
268648102
(CUSIP Number)

D. Bruce Sewell
Senior Vice President and General Counsel
Cary I. Klafter
Corporate Secretary
Intel Corporation
2200 Mission College Boulevard
Santa Clara, CA 95052
(408) 765-8080
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 22, 2007
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)

(Page 1 of 9 Pages)

CUSIP No. 268648102	13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS INTEL CORPORATION I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 94-1672743

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		9,500,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		9,500,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:

	9,500,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	12.6%*

14	TYPE OF REPORTING PERSON:

	CO

*	The calculation of the percentage is based on 75,120,000 shares of Class A Common Stock issued and outstanding upon completion of VMware’s initial public offering on August 14, 2007, which number is based on the representations made by VMware in its prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on August 15, 2007.

SCHEDULE 13D
Item 1. Security and Issuer.
     This statement on Schedule 13D (this “Statement”) relates to the Class A Common Stock, par value $0.01 per share (the “Common Stock”), of VMware, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 3401 Hillview Avenue, Palo Alto, California 94304.
Item 2. Identity and Background.
     (a) – (c) and (f)
     This Statement is being filed by Intel Corporation, a Delaware corporation (the “Reporting Person”). Intel is the world’s leading semiconductor chip maker focused on developing advanced integrated digital technology platforms and components, primarily integrated circuits, for the computing and communications industries.
     The name, citizenship, business address and present principal occupation or employment of each director and executive officer of the Reporting Person are listed on Schedule A attached hereto.
     (d) Neither the Reporting Person nor, to its knowledge, any person named on Schedule A attached hereto has been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) Neither the Reporting Person nor, to its knowledge, any person named on Schedule A attached hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     On August 22, 2007, in connection with the Common Stock Purchase Agreement described in Item 4, the Reporting Person acquired 9,500,000 shares of the Common Stock from the Company for a total purchase price of $218,500,000 million, or $23.00 per share. The funds for the acquisition were obtained from the Reporting Person’s working capital. As a further condition and inducement for the execution of the Common Stock Purchase Agreement, the Company, EMC Corporation (the Company’s parent corporation) and Intel Capital Corporation, the Reporting Person’s wholly-owned subsidiary (“Intel Capital”), entered into a Investor Rights Agreement, dated July 9, 2007 (the “Rights Agreement”).
     Both the Common Stock Purchase Agreement and the Rights Agreement are described in more detail in Item 4 below, which description is incorporated herein by reference.

Item 4. Purpose of Transaction.
     The responses of the Reporting Person under Items 3 and 6 hereof are incorporated herein by reference.
     Common Stock Purchase Agreement
     On July 9, 2007, Intel Capital and the Company entered into a Class A Common Stock Purchase Agreement (the “Common Stock Purchase Agreement”), which provided for the purchase by Intel Capital and sale by the Company of 9,500,000 shares of the Common Stock, subject to the satisfaction of certain conditions provided therein, including the execution of the Rights Agreement. On August 22, 2007, all closing conditions having been met, Intel Capital acquired 9,500,000 shares of the Common Stock for a total purchase price of $218,500,000, or $23.00 per share. Pursuant to the Common Stock Purchase Agreement, Intel Capital is entitled to designate an executive of the Reporting Person to be appointed to the Company’s board of directors. As of the date of this filing, Intel Capital has not yet made the designation.
     The Reporting Person presently holds the Common Stock as an investment. Depending upon the Reporting Person’s evaluation of market conditions, market price, alternative investment opportunities, liquidity needs and other factors, the Reporting Person may from time to time explore opportunities for liquidating all or a portion of the Common Stock currently held by the Reporting Person, subject to the transfer restrictions contained in the Rights Agreement and the requirements of applicable securities law.
     Rights Agreement
     The Rights Agreement entitles Intel Capital to standard registration rights with regards to the purchased Common Stock, with reasonable registration expenses to be paid for by the Company. Intel Capital is subject to certain transfer restrictions applicable to the Common Stock through August 22, 2008.

     This Item 4 is qualified in its entirety by reference to the Common Stock Purchase Agreement and the Rights Agreement, which are filed as Exhibits 99.1 and 99.2 hereto and are incorporated herein by reference.
Item 5. Interest in Securities of the Issuer.
     (a) The responses of the Reporting Person to Rows (11) through (13) of the cover page of this Statement are incorporated herein by reference.*
     (b) The responses of the Reporting Person to Rows (7) through (10) of the cover page of this Statement are incorporated herein by reference.
     (c) Other than as described in Item 4 hereof, neither the Reporting Person nor, to its knowledge, any person listed on Schedule A, has effected any transaction in the Common Stock during the past sixty days.
     (d) Not applicable.
     (e) Not applicable.

*	The Reporting Person does not directly own the Common Stock of the Company. By reason of the provisions of Rule 13d-3 under the Securities Exchange Act, as amended (the “Act”), the Reporting Person is deemed to own beneficially 9,500,000 shares of the Common Stock that are owned beneficially by Intel Capital, a wholly-owned subsidiary of the Reporting Person.
     To the best of the knowledge of the Reporting Person without additional investigation, none of the persons listed on Schedule A owns any shares of the Common Stock. By virtue of their relationships with the Reporting Person, such persons may be deemed to beneficially own the Common Stock subject to the Common Stock Purchase Agreement and the Rights Agreement. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any of the persons listed on Schedule A that he or she is the beneficial owner of any Common Stock referred to herein for purposes of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     To the best of the knowledge of the Reporting Person without additional investigation, except for the arrangements described in Items 3, 4 or 5 of this Statement, as qualified by Exhibits 99.1 and 99.2 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any person or entity referred to in Item 2, or between such persons and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.
The following documents are filed as exhibits to this Statement:

Exhibit
No.	Description
99.1	Class A Common Stock Purchase Agreement, dated as of July 9, 2007, by and between Intel Capital Corporation and VMware, Inc.

99.2	Investor Rights Agreement, dated as of July 9, 2007, by and between Intel Capital Corporation, VMware, Inc. and EMC Corporation.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: August 31, 2007

INTEL CORPORATION

By:	/s/ Arvind Sodhani

Name:	Arvind Sodhani
Title:	Senior Vice President

Schedule A
DIRECTORS AND EXECUTIVE OFFICERS
     The name, citizenship, business address, and present principal occupation or employment of each of the directors and executive officers of the Reporting Person are as set forth below.
     Directors:

Present Principal Occupation
Name	or Employment	Present Business Address	Citizenship
Craig R. Barrett	Chairman of the Board	2200 Mission College Blvd. Santa Clara, CA 95052	U.S.A

Paul S. Otellini	President and Chief Executive Officer	2200 Mission College Blvd. Santa Clara, CA 95052	U.S.A

Charlene Barshefsky	Senior International Partner, Wilmer Cutler Pickering Hale & Dorr LLP	1875 Pennsylvania Avenue, NW Washington, DC 20006	U.S.A

Susan L. Decker	President, Yahoo! Inc.	701 First Avenue Sunnyvale, CA 94089	U.S.A

D. James Guzy	Chairman, SRC Computers, Inc.	4240 North Nevada Avenue Colorado Springs, CO 80907	U.S.A

Reed E. Hundt	Principal, Charles Ross Partners, LLC	1909 K Street NW, Suite 820 Washington, DC 20006	U.S.A

James D. Plummer	John M. Fluke Professor of Electrical Engineering; Frederick E. Terman Dean of the School of Engineering, Stanford University	Stanford University Terman 214, Mail Code 4027 Stanford, CA 94305	U.S.A

David S. Pottruck	Chairman and Chief Executive Officer, Red Eagle Ventures, Inc.	One California Street Suite 2630 San Francisco, CA 94111	U.S.A

Jane E. Shaw	Retired Chairman and Chief Executive Officer, Aerogen, Inc.	2200 Mission College Blvd. Santa Clara, CA 95052	U.S.A

John L. Thornton	Professor and Director of Global Leadership Tsinghua University in Beijing	375 Park Avenue, Suite 1002 New York, NY 10152	U.S.A

David B. Yoffie	Max and Doris Starr Professor of International Business Administration, Harvard Business School	Harvard Business School Morgan Hall 215, Soldiers Field Park Rd. Boston, MA 02163	U.S.A

     Non-Director Executives:

Name	Present Principal Occupation or Employment	Present Business Address	Citizenship
Andy D. Bryant	Executive Vice President Chief Financial and Enterprise Services Officer	2200 Mission College Blvd. Santa Clara, CA 95052	U.S.A

Sean M. Maloney	Executive Vice President General Manager, Sales and Marketing Group Chief Sales and Marketing Officer	2200 Mission College Blvd. Santa Clara, CA 95052	U.S.A

Robert J. Baker	Senior Vice President General Manager, Technology and Manufacturing Group	2200 Mission College Blvd. Santa Clara, CA 95052	U.S.A

Anand Chandrasekher	Senior Vice President General Manager, Ultra Mobility Group	2200 Mission College Blvd. Santa Clara, CA 95052	U.S.A

Patrick P. Gelsinger	Senior Vice President General Manager, Digital Enterprise Group	2200 Mission College Blvd. Santa Clara, CA 95052	U.S.A

William M. Holt	Senior Vice President General Manager, Technology and Manufacturing Group	2200 Mission College Blvd. Santa Clara, CA 95052	U.S.A

Eric B. Kim	Senior Vice President General Manager, Digital Home Group	2200 Mission College Blvd. Santa Clara, CA 95052	U.S.A

Patricia Murray	Senior Vice President Director, Human Resources	2200 Mission College Blvd. Santa Clara, CA 95052	U.S.A

David Perlmutter	Senior Vice President General Manager, Mobility Group	2200 Mission College Blvd. Santa Clara, CA 95052	U.S.A

D. Bruce Sewell	Senior Vice President General Counsel	2200 Mission College Blvd. Santa Clara, CA 95052	U.S.A

Arvind Sodhani	Senior Vice President President, Intel Capital	2200 Mission College Blvd. Santa Clara, CA 95052	U.S.A